January 19, 2012

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Laura Hatch

Re:         SEI Institutional International Trust (File No. 811-05601)

Ms. Hatch:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Institutional International Trust (the “Trust”) in a telephone conversation on December 28, 2011. The comments relate to the Trust’s September 30, 2011 annual report to shareholders, which was filed on Form N-CSR.

SEI provides the Trust with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust. In connection with our responses, we acknowledge that the Trust, through its officers and directors, is primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Report. Furthermore, the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

SEC Comment 1:
What is the current status of the Tax Managed International Equity Fund, which is currently listed as active in EDGAR?

SEI Response to Comment 1:
As of the date of this correspondence, the Tax Managed International Equity Fund has not yet commenced operations. SEI will deregister the Fund and will list it as inactive in EDGAR.

SEC Comment 2:

The introductory language for the tabular disclosure of derivative contracts held in the Summary Schedule of Investments states that the tabular disclosure is a “summary” of the open contracts as of September 30, 2011. Are these tabular disclosures truly a “summary” of the contracts, and if so, please explain the basis for summarizing the contracts.

SEI Response to Comment 2:

All future and swap contracts open as of the close of the period are disclosed separately by contract and settlement date. Therefore, beginning with the N-Q as of January 31, 2012, the Trust will remove “summary” from the introductory language.

Nevertheless, forward foreign currency contracts are disclosed by “currency to deliver” and “currency to receive” and are combined utilizing a range of settlement dates for such currencies. Therefore, the Trust believes that the use of the word “summary” is appropriate for these contracts.

SEC Comment 3:

Below the Open Futures Contracts in the Summary Schedules of Investments, it states that “For the year ended September 30, 2011, the total amount of all open futures contracts, as presented in the table above, are representative of the volume of activity for this derivative type during the year”. No similar disclosure is made for forward foreign currency contracts and swap contracts.

SEI Response to Comment 3:

SEI has reviewed the disclosure and agrees that similar disclosures should be included for forward foreign currency contracts and swap contracts. Beginning with the semi-annual report as of March 31, 2012, the Trust will include such disclosures to the extent applicable.

SEC Comment 4:

In accordance with the Audit Guide 7.156(e), the International Fixed Income Fund should disclose the per share amount of distributions attributable to a tax return of capital separately in the Financial Highlights rather than as a footnote.

SEI Response to Comment 4:
The Trust agrees that the per share amount of the tax return of capital should be disclosed separately, and will do so beginning with the semi-annual report as of March 31, 2012.

SEC Comment 5:

The ratio of expenses to average net assets (excluding fee waivers and fees paid indirectly) disclosed for the International Fixed Income Fund in the financial highlights for the year ended September 30, 2010 does not agree to the total annual fund operating expenses as disclosed in the Fund’s prospectus as of January 31, 2011. Per the financial highlights, such expenses were 1.21% and per the prospectus such expenses were 1.35%. The explanatory note in the prospectus states that “other expenses have been restated to reflect current amounts and do not correlate to the Fiscal Year End Financial Highlights due to the exclusion of non-recurring proxy fees”. However, this would suggest that the total annual fund operating expenses disclosed in the prospectus would be lower. Please explain.

SEI Response to Comment 5:

SEI has reviewed the calculation of the total annual fund operating expenses which were disclosed in the January 31, 2011 prospectus for the International Fixed Income Fund and has concluded that other expenses, total annual fund operating expenses and fee waiver and/or expense reimbursement should have been reported as 0.91%, 1.21% and 0.19%, respectively. However, total annual fund operating expenses after fee waiver and/or expense reimbursement were properly disclosed as 1.02%.

The International Fixed Income Fund will revise the table in its annual registration statement filing effective January 31, 2012.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/s/ Peter Rodriguez

Peter Rodriguez

Controller and Chief Financial Officer

cc:	Robert A. Nesher

Russell Emery

Timothy D. Barto

John J. McCue

James F. Volk

2